

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 2, 2016

Via E-mail
Geoffrey S. Sheils
President, Chief Executive Officer and Director
First Sentry Bancshares, Inc.
823 Eighth Street
Huntington, WV 25701

Re: **First Sentry Bancshares, Inc.**
        Amendment No. 1 to Offering Statement on Form 1-A
        Filed August 23, 2016
        File No. 024-10581

Dear Mr. Sheils:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2016 letter.

Part II and III

Pro Forma Financial Information

Note 1- Basis of Presentation, page 41

1.   You disclose that you will account for the merger under the purchase method of accounting. Please tell us why you will not account for the merger under the acquisition method of accounting.

Proposal 1 – Approval of the Merger

Certain First Sentry Unaudited Prospective Financial Information, page 79

2.   We note your revisions in response to comment 4. Please remove the disclosure in the second paragraph on page 80 stating that your unaudited internal financial forecasts are not "material information," "are not being included to influence [a] decision whether to vote for the Merger" and are being provided "solely" because it was made available to Rock Branch and its financial advisor. These statements unduly limit an investor's reliance on the company's disclosures.

United States Federal Income Tax Consequences of the Merger, page 101

3.   We note your revisions in response to comment 7. Please revise your prospectus to state clearly that the disclosure under the headings "The Merger" and "Consequences to Shareholder" *is* the opinion of Dinsmore & Shohl LLP and Bowles Rice LLP. In the alternative, please direct counsel to file long-form tax opinions as exhibits. Please refer to Section III.B of Staff Legal Bulletin No. 19 for guidance.

        You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        Era Anagnosti
                                        Legal Branch Chief
                                        Office of Financial Services

cc: Thomas J. Murray, Esq.